

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

<u>Via E-Mail</u>
Mr. Trevor L. Cunningham
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia
Canada V6B 4N9

>    **Re:    Canadian Zinc Corporation**
>    **Form 40-F for the Fiscal Year Ended December 31, 2011**
>    **Filed March 19, 2012**
>    **File No. 000-22216**

Dear Mr. Cunningham:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining